SECURIT 03014186 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2003

SEC FILE NUMBER
8- 27061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.H. Haynes & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 East 52nd Street 19th Floor
(No. and Street)

New York (City) | New York (State) | 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amanda Haynes-Dale (212) 826-2909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) | Lake Success (City) | New York (State) | 11042 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 04 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amanda Haynes-Dale, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.H. Haynes & Co., Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CONSTANCE PRESS
NOTARY PUBLIC, STATE OF NEW YORK
NO. 41-4821079
QUALIFIED IN QUEENS COUNTY
COMMISSION EXPIRES NOVEMBER 30, 20 06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXXXXX~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A. H. HAYNES & CO., INC.

101 East 52nd Street, 19th Floor
New York, NY 10022
(212) 826-2909
Fax (212) 826-2419

* *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

* *

A.H. HAYNES & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$	76,992
Deposit with clearing organization (cash of $55,897 and securities with a market value of $91,016)		146,913
Receivable from broker-dealers		18,477
Investments in partnerships		56,381
Other assets		148,942
	$	447,705

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses and other payables	$	85,910
Commitments and contingencies		
Stockholder's equity:		
Common stock, no par value; 100 shares authorized, issued and outstanding		10,000
Retained earnings		351,795
		361,795
	$	447,705

The accompanying notes are an integral part of this financial statement.

A.H. HAYNES & CO., INC.

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION AND NATURE OF BUSINESS:

A.H. Haynes & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company transacts its business with customers located throughout the United States.

2. SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:

Securities transactions are recorded as follows: commission revenue, commission expenses and management fees are recorded on a settlement date basis, generally the third business day following the trade date. The effect of recording these transactions at settlement rather than on a trade-date basis is not material.

Marketable securities are valued at market value.

Investments in Partnerships:

The Company is a limited partner in two investment partnerships and carries these investments at their estimated fair values using the underlying values of the net assets. The change in fair value is treated as income (loss) on the statement of operations.

Income Taxes:

The Company has elected to be treated as an S Corporation under the appropriate provisions of the Internal Revenue Code. Accordingly, the Company itself is not subject to federal income tax. In addition, the Company has elected S Corporation status for New York State tax purposes and, accordingly, pays New York State income tax at a reduced rate. The stockholder is required to report separately her distributive share of the Company's income or loss to federal and state tax authorities. New York City, however, does not recognize S Corporation status, and therefore, the Company is taxed at regular corporation tax rates.

Statement of Cash Flows:

For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of less than three months when purchased to be cash equivalents.

3. CLEARANCE AGREEMENT:

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

4. COMMITMENTS:

The Company was obligated under a noncancellable operating lease expiring June 27, 2003 for its office premises, which provides for payment of specific amounts subject to escalation based on certain operating costs.

Future lease payments under the operating lease total approximately $28,000 for the six months ended June 30, 2003.

5. RELATED PARTY:

Included in other assets are non-interest bearing advances of approximately $119,000 to the Company's sole stockholder.

6. EMPLOYEE RETIREMENT PLANS:

The Company sponsors a defined contribution retirement plan covering all its full-time employees. The required contribution to the plan is 25% of employee compensation.

7. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002 the Company had net capital of $134,430 which was $128,703 in excess of its required net capital of $5,727. Aggregate indebtedness at December 31, 2002 totaled $85,910. The Company's net capital ratio was .64 to 1.

8. OFF-BALANCE-SHEET CREDIT RISK:

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker, and promptly transmits all customer funds and securities to the clearing broker, who carries all of the accounts of such customers. The Company does not maintain margin accounts for its customers; and, therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

* * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2002 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
A.H. Haynes & Co., Inc.

We have audited the accompanying statement of financial condition of A.H. Haynes & Co., Inc. (the "Company") as of December 31, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of A.H. Haynes & Co., Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 20, 2003